Western Copper and Gold Corporation

Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

(Unaudited, Expressed in Canadian dollars)

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

		September 30, 2025	December 31, 2024
	Note	$	$
ASSETS

Cash and cash equivalents	3	10,400,485	14,202,317
Short-term investments	4	44,983,055	53,770,674
Marketable securities	5	725,670	1,079,200
Other assets		578,376	954,853
CURRENT ASSETS		56,687,586	70,007,044

Property, plant and equipment		48,016	37,868
Right-of-use assets		267,233	57,654
Exploration and evaluation assets	6	141,284,490	122,690,820

ASSETS		198,287,325	192,793,386

LIABILITIES

Accounts payable and accrued liabilities		5,196,246	3,122,495
Current portion of lease obligation		186,452	33,408
CURRENT LIABILITIES		5,382,698	3,155,903

Lease obligations		92,392	27,231

LIABILITIES		5,475,090	3,183,134

SHAREHOLDERS' EQUITY

Share capital	7	277,814,004	272,544,984
Contributed surplus		39,005,151	38,916,835
Deficit		(124,006,920)	(121,851,567)

SHAREHOLDERS' EQUITY		192,812,235	189,610,252

LIABILITIES AND SHAREHOLDERS' EQUITY		198,287,325	192,793,386

Approved by the Board of Directors

/s/ Robert Chausse Director	/s/ Klaus Zeitler Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 2 -

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

		Three Months Ended September 30,		Nine Months Ended September 30,
		2025	2024	2025	2024
	Note	$	$	$	$

Depreciation		31,333	38,817	64,715	141,685
Filing and regulatory fees		25,284	12,714	303,991	337,536
Office and administration		274,105	159,446	598,924	440,002
Professional fees		180,952	68,107	536,861	681,285
Share-based payments	9a	474,126	586,662	1,863,782	1,919,916
Shareholder communication and travel		216,514	156,222	570,179	576,738
Wages and benefits		631,958	909,057	2,049,748	3,310,671

CORPORATE EXPENSES		1,834,272	1,931,025	5,988,200	7,407,833

Foreign exchange (gain) loss		(3,223)	3,581	(194)	3,837
Interest income		(406,624)	(906,389)	(1,614,346)	(1,885,148)
Gain on marketable securities	5	(534,133)	(347,480)	(2,218,307)	(198,320)

LOSS AND COMPREHENSIVE LOSS		890,292	680,737	2,155,353	5,328,202

Basic and diluted loss per share		0.00	0.00	0.01	0.03

Weighted average number of common shares outstanding		201,393,862	198,219,077	200,217,426	184,430,985

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 3 -

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine months ended September 30,		2025	2024
		$	$
Cash flows provided by (used in)	Note

OPERATING ACTIVITIES
Loss and comprehensive loss		(2,155,353)	(5,328,202)

ITEMS NOT AFFECTING CASH
Depreciation		64,715	141,685
Finance costs		8,221	7,169
Gain on marketable securities		(2,218,307)	(198,320)
Share-based payments		1,863,782	1,919,916
		(281,589)	1,870,450

Change in non-cash working capital items	13	53,324	(294,102)
Settlement of DSU's	9c	(77,348)	-

OPERATING ACTIVITIES		(2,460,966)	(3,751,854)

FINANCING ACTIVITIES
Financings		-	54,282,153
Financing costs		-	(3,243,466)
Exercise of stock options	9a	1,857,084	3,465,000
Exercise of warrants	8	1,275,000	-
Lease payments		(62,252)	(170,215)

FINANCING ACTIVITIES		3,069,832	54,333,472

INVESTING ACTIVITIES
Redemption (purchase) of short-term investments - net		8,187,879	(51,197,377)
Mineral property expenditures		(15,120,339)	(8,874,509)
Proceeds from sale of marketable securities		2,571,837	-
Purchase of property, plant and equipment		(50,075)	-

INVESTING ACTIVITIES		(4,410,698)	(60,071,886)

CHANGE IN CASH AND CASH EQUIVALENTS		(3,801,832)	(9,490,268)

Cash and cash equivalents - Beginning		14,202,317	25,971,261

CASH AND CASH EQUIVALENTS - ENDING		10,400,485	16,480,993

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 4 -

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Number of Shares	Share Capital	Contributed Surplus	Deficit	Shareholders' Equity
		$	$	$	$
DECEMBER 31, 2023	166,091,245	216,289,331	38,084,656	(114,929,737)	139,444,250

Private placement	5,071,640	8,282,154	-	-	8,282,154
Private placement issuance costs	-	(133,845)	-	-	(133,845)
Equity offering	24,210,526	45,999,999	-	-	45,999,999
Equity offering costs	-	(3,109,621)	-	-	(3,109,621)
Exercise of stock options	2,750,000	4,685,480	(1,220,480)	-	3,465,000
Exercise of restricted share units	108,007	223,709	(223,709)	-	-
Share-based payments	-	-	2,063,779	-	2,063,779
Loss and comprehensive loss	-	-	-	(5,328,202)	(5,328,202)

SEPTEMBER 30, 2024	198,231,418	272,237,207	38,704,246	(120,257,939)	190,683,514

Private placement issuance costs	-	(76,318)	-	-	(76,318)
Equity offering costs	-	45,981	-	-	45,981
Exercise of restricted share units	159,900	338,114	(338,114)	-	-
Share-based payments	-	-	550,703	-	550,703
Loss and comprehensive loss	-	-	-	(1,593,628)	(1,593,628)

DECEMBER 31, 2024	198,391,318	272,544,984	38,916,835	(121,851,567)	189,610,252

Exercise of restricted share units	207,940	370,697	(370,697)	-	-
Exercise of warrants	1,500,000	1,626,000	(351,000)	-	1,275,000
Exercise of stock options	1,383,334	2,907,693	(768,609)	-	2,139,084
Exercise of deferred share units	171,700	364,630	(739,725)	-	(375,095)
Share-based payments	-	-	2,318,347	-	2,318,347
Loss and comprehensive loss	-	-	-	(2,155,353)	(2,155,353)

SEPTEMBER 30, 2025	201,654,292	277,814,004	39,005,151	(124,006,920)	192,812,235

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 5 -

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the nine months ended September 30, 2025 (unaudited)
(Expressed in Canadian dollars)

1. NATURE OF OPERATIONS

Western Copper and Gold Corporation (together with its subsidiaries, "Western" or the "Company") is directly engaged in exploration, permitting and development of the Casino mineral property located in Yukon, Canada (the "Casino Project").

The Company is incorporated in British Columbia, Canada. Its head office is located at 907-1030 West Georgia Street, Vancouver, British Columbia.

While Western has been successful in raising sufficient capital to fund its operations, if the Company successfully progresses through permitting to the development and construction stage for the Casino Project, the Company will need to raise additional funds to complete the development and construction of the Casino Project. There can be no assurance that it will be able to raise such project financing in the future.

2. BASIS OF PRESENTATION

a. Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") as applicable to the preparation of interim financial statements under IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2024, which have been prepared in accordance with IFRS Accounting Standards.

These financial statements were approved for issue by the Company's board of directors on November 6, 2025.

b. IFRS Pronouncements

Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. Management is currently assessing the effect of these amendments on our financial statements.

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the nine months ended September 30, 2025 (unaudited)
(Expressed in Canadian dollars)

IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required, and early application is permitted. Management is currently assessing the effect of this new standard on our financial statements.

c. Accounting estimates and judgments

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to exercise judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the period. Actual results could differ from those estimates. Differences may be material.

The Company is required to make significant judgements in assessing whether there are any indicators of impairment relating to its exploration and evaluation asset. If any such indicator exists, then an impairment test is performed by management. Indicators of impairment may include (i) the period for which the entity has the right to explore in the specific area has expired during the year or will expire; (ii) substantive expenditures on further exploration for the evaluation of mineral resources in the specific area is neither budgeted nor planned; (iii) sufficient data exists to support that extracting the resources will not be technically feasible or commercially viable; and (iv) development or sale of a specific area is unlikely to recover existing exploration and evaluation asset costs. If any of these indicators are present, management would need to assess whether the exploration and evaluation asset should be impaired. There are no indicators of impairment as of September 30, 2025.

Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis. Management did not identify any impairment indicators during the nine months ending September 30, 2025.

Judgment is required in assessing whether a mineral property is in the exploration and evaluation phase and should be classified as an exploration and evaluation asset or if the exploration and evaluation phase has been completed and the mineral property should be reclassified as property and equipment. We determined that although a feasibility study for the Casino Project has been completed, the Company has not yet received the necessary licenses and permits required to consider the exploration and evaluation stage to have been completed.

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the nine months ended September 30, 2025 (unaudited)
(Expressed in Canadian dollars)

3. CASH AND CASH EQUIVALENTS

A breakdown of the Company's cash and cash equivalents is as follows:

As of	September 30, 2025	December 31, 2024
	$	$
Cash	6,582,995	6,740,232
Cash equivalents	3,817,490	7,462,085

TOTAL	10,400,485	14,202,317

As at September 30, 2025, cash equivalents are comprised of cashable guaranteed investment certificates ("GICs") with a weighted average interest rate of 2.70% and term of 90 days (December 31, 2024 - 3.54% and 60 days).

4. SHORT-TERM INVESTMENTS

As at September 30, 2025, the Company had $44,312,122 (December 31, 2024 - $52,500,000) invested in Canadian dollar-denominated GICs, plus total accrued interest of $670,933 (December 31, 2024 - $1,270,674). The GICs had a weighted average interest rate of 3.20% and a term of 328 days (December 31, 2024 - 4.83% and 347 days). The GICs are issued by Schedule 1 chartered banks in Canada.

5. MARKETABLE SECURITIES

As at September 30, 2025, the Company held marketable securities with an aggregate fair value of $725,670 (December 31, 2024 - $1,079,200). The fair value of the marketable securities is determined by reference to published price quotations in an active market (classified as level 1 in the fair value hierarchy).

6. EXPLORATION AND EVALUATION ASSETS

a. Casino (100% - Yukon, Canada)

The Casino Project is a copper-gold porphyry deposit located in Yukon, Canada.

The Casino Property is subject to a 2.75% NSR on the claims comprising the Casino project in favour of Osisko Gold Royalties Ltd. ("Osisko Gold") pursuant to the Royalty Assignment and Assumption Agreement dated July 31, 2017 when 8248567 Canada Limited assigned to Osisko Gold all of its rights, title and interest in the 2.75% NSR.

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the nine months ended September 30, 2025 (unaudited)
(Expressed in Canadian dollars)

b. Exploration and evaluation expenditures

Total
$
DECEMBER 31, 2023	110,236,198

Claims and maintenance	23,376
Engineering	868,331
Exploration and camp support	437,632
Permitting	9,674,264
Salary and wages	1,289,677
Share-based payments	161,342

DECEMBER 31, 2024	122,690,820

Claims and maintenance Engineering	38,133 765,081
Exploration and camp support	899,055
Permitting	14,972,034
Salary and wages	1,441,926
Share-based payments	477,441

SEPTEMBER 30, 2025	141,284,490

7. SHARE CAPITAL

a. Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

b. Financing

On May 6, 2024, the Company completed a private placement with Rio Tinto Canada ("Rio Tinto") pursuant to Rio Tinto's subscription rights as a result of the bought deal public offering (the "Offering") completed on April 30, 2024 (see below). Rio Tinto acquired 2,609,890 common shares of the Company at a price of $1.90 per common share for gross proceeds of $4,958,791.

On April 30, 2024, the Company completed the Offering and sold 24,210,526 common shares at a price of $1.90 per common share for gross proceeds of $45,999,999. The Company incurred $3,063,640 costs associated with the Offering.

On March 25, 2024, the Company completed a private placement with Rio Tinto pursuant to Rio Tinto's subscription rights as a result of the private placement completed on March 1, 2024 (see below). Rio Tinto acquired 239,528 common shares of the Company at a price of $1.35 per common share for gross proceeds of $323,363.

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the nine months ended September 30, 2025 (unaudited)
(Expressed in Canadian dollars)

On March 1, 2024, the Company completed a private placement with Sandeep Singh, the Company's Chief Executive Officer. Mr. Singh purchased 2,222,222 common shares of the Company at a price of $1.35 per common share for gross proceeds of approximately $3,000,000. The Company incurred $210,162 in costs associated with the private placements.

8. WARRANTS

A summary of the Company's warrants outstanding, including changes for the periods then ended, is presented below:

	Number of warrants	Weighted average exercise price
		$

DECEMBER 31, 2024	1,500,000	0.85

Exercised	(1,500,000)	0.85

September 30, 2025	-	-

During the nine-months ended September 30, 2025, 1,500,000 warrants were exercised at an exercise price of $0.85 for gross proceeds of $1,275,000. The fair value of the warrants as of the date of issuance of $351,000 recorded in contributed surplus was reclassified to share capital upon exercise.

9. EQUITY INCENTIVE PLANS

The Company has three equity incentive plans consisting of a stock option plan (the "Option Plan"), a restricted share unit plan (the "RSU Plan") and a deferred share unit plan (the "DSU Plan") (collectively the "Equity Incentive Plans"). Pursuant to the Company's annual general meeting held on June 17, 2021, it was approved that the maximum aggregate number of common shares issuable under the Equity Incentive Plans cannot exceed 10% of number of common shares issued and outstanding.

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the nine months ended September 30, 2025 (unaudited)
(Expressed in Canadian dollars)

a. Stock Options and Share-based payments

Stock Options

Under the Option Plan, the exercise price of the stock options must be greater than, or equal to, the market value of the Company's common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At September 30, 2025, the Company could grant an additional 3,740,311 stock options under the terms of the stock option plan. A summary of the Company's stock options outstanding and the changes for the periods then ended, is presented below:

	Number of stock options	Weighted average exercise price
		$
DECEMBER 31, 2023	6,714,334	1.59

Granted	4,837,000	1.70
Exercised	(2,750,000)	1.26
Expired/Cancelled	(94,000)	2.09

DECEMBER 31, 2024	8,707,334	1.75

Granted	481,225	1.61
Exercised Expired/Forfeited	(1,383,334) (835,262)	1.54 1.68

SEPTEMBER 30, 2025	6,969,963	1.79

During the three and nine months ended September 30, 2025, the Company recognized an expense in respect of stock options of $198,040 and $747,872, respectively, in the statement of loss and comprehensive loss (three and nine months ended September 30, 2024 - $293,488 and $1,024,780, respectively). During the three and nine months ended September 30, 2025, $22,296 and $95,602, respectively, was capitalized (three and nine months ended September 30, 2024, $17,017 and $46,896, respectively) in the exploration and evaluation assets in relation to stock options.

On June 12, 2025, 200,000 stock options were exercised by a former director of the Company. The proceeds from this exercise were settled against the cash payable pursuant to a concurrent DSU settlement (Note 9c).

Stock options outstanding are as follows:

Stock options outstanding, by exercise price	Number of Stock options	Weighted average exercise price	Average remaining contractual life
		$	years
$1.11 - $1.41	1,000,000	1.35	3.39
$1.42 - $1.66	2,855,963	1.58	3.60
$1.67 - $2.10	1,686,000	2.06	1.78
$2.11 - $2.22	1,428,000	2.19	3.09
SEPTEMBER 30, 2025	6,969,963	1.79	3.02

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the nine months ended September 30, 2025 (unaudited)
(Expressed in Canadian dollars)

The average share price for options exercised during the nine months ended September 30, 2025, was $1.54 (nine months ended September 30, 2024 - $1.26). Of the total stock options outstanding, 4,031,994 were vested and exercisable at September 30, 2025. The weighted average exercise price of vested stock options is $1.81, and the average remaining contractual life is 2.57 years.

Share-based payments

During the nine months ended September 30, 2025, the Company granted 481,225 (nine months ended September 30, 2024 - 4,742,000) stock options to employees, directors and consultants. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The weighted average assumptions and resulting fair values are as follows:

Inputs and assumptions	Nine months ended September 30, 2025	Nine months ended September 30, 2024

Exercise price	$1.61	$1.69
Market price	$1.61	$1.49
Expected option term (years)	5.0	3.0
Expected stock price volatility	54.0%	47.3%
Average risk-free interest rate	3.15%	3.88%
Expected forfeiture rate	-	-
Expected dividend yield	-	-

FAIR VALUE PER OPTION GRANTED	$0.80	$0.47

b. Restricted Share Units

The Company granted restricted share units ("RSUs") in accordance with the RSU plan approved at the June 17, 2021 shareholders meeting. These RSUs vest in three equal tranches: Tranche one - on completion of 12 months from grant date, Tranche two - on completion of eighteen months from the grant date and Tranche three - on completion of twenty-four months from grant date. These RSUs are classified as equity-settled as these awards will be settled by issuing the shares and are valued at the market price of the Company shares on the date of grant. As at September 30, 2025, the Company could grant an additional 4,427,078 RSUs under the RSU Plan. A summary of the Company's RSUs outstanding and the changes for the periods then ended, is presented below:

Number of shares issued or issuable on vesting

DECEMBER 31, 2023	631,576

RSUs Granted	444,541
RSUs Converted to common shares	(267,907)
RSUs Forfeited	(152,467)

DECEMBER 31, 2024	655,743

RSUs Granted	986,682
RSUs Converted to common shares	(207,940)
RSUs Forfeited	(51,796)

SEPTEMBER 30, 2025	1,382,689

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the nine months ended September 30, 2025 (unaudited)
(Expressed in Canadian dollars)

In relation to RSUs, the Company recognized an expense of $231,824 and $781,157 for the three and nine months ended September 30, 2025, respectively (three and nine months ended September 30, 2024 - $215,210 and $553,895, respectively) in the statements of loss and comprehensive loss. During the three and nine months ended September 30, 2025, $90,687 and $381,839 respectively, was capitalized, (three and nine months ended September 30, 2024 - $20,720 and $96,967, respectively) in the exploration and evaluation assets.

c. Deferred Share Units

Only directors of the Company are eligible for deferred share units ("DSUs") and each DSU vests immediately and is redeemed upon a director ceasing to be a director of the Company. DSUs are classified as equity-settled as these awards will be settled by issuing the shares and are valued at the market price of the Company shares on the date of grant. As at September 30, 2025, the Company could issue an additional 3,160,150 DSUs under the DSU Plan.

Number of shares issuable

DECEMBER 31, 2023	472,600

DSUs Granted	185,700

DECEMBER 31, 2024	658,300

DSUs Granted	196,082
DSUs Settled	(369,144)

SEPTEMBER 30, 2025	485,238

In relation to DSUs, the Company recognized an expense of $42,136 and $311,877 for the three and nine months ended September 30, 2025, respectively (three and nine months ended September 30, 2024 - $77,964 and $341,241, respectively) in the statements of loss and comprehensive loss.

During the six months ended June 30, 2025, 197,444 deferred share units were settled by way of cash, rather than the issuance of shares. The aggregate cash payment owing of $359,348 was net against the cash proceeds receivable from a concurrent option exercise of $282,000 (Note 9a), resulting in a net cash payment to the holder of $77,348.

10. KEY MANAGEMENT COMPENSATION

The Company's key management includes its directors and officers. The remuneration of key management was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	$	$	$	$
Salaries and director fees	539,100	706,782	1,635,739	2,804,010
Share-based payments	551,088	559,905	1,896,393	1,854,011

KEY MANAGEMENT COMPENSATION	1,090,188	1,266,687	3,532,132	4,658,021

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the nine months ended September 30, 2025 (unaudited)
(Expressed in Canadian dollars)

Share-based payments represent the fair value of vested stock options, RSUs and DSUs previously granted to directors and officers during the periods presented above. Salaries and share-based payments for certain officers are capitalized in exploration and evaluation assets and the balance is recognized in the statement of loss and comprehensive loss.

During the three and nine months ended September 30, 2025, the Company recorded a bonus accrual of $181,501 and $544,504, respectively, which is recorded in salaries and director fees above. There was no bonus accrual recognized during the three and nine months ended September 30, 2024.

During the three and nine months-ended September 30, 2025, the Company paid fees of $33,369 to a company controlled by a director of the Company for consulting services related to permitting activities for the Casino Project. There were no such fees incurred during the three and nine months ended September 30, 2024.

11. SURETY BONDING

The Company holds a surety bonding arrangement with a third-party (the "Surety") in order to satisfy bonding requirements in the Yukon Territory. The total value of the Surety is $786,777 of which $nil is collateralized on the balance sheet as at September 30, 2025 (December 31, 2024 - $nil).

12. SEGMENTED INFORMATION

The Company's operations are in one segment: the acquisition, exploration, and future development of mineral resource properties.  All interest income is earned in Canada and all assets are held in Canada.

13. SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash working capital items

For the nine months ended September 30,	2025	2024
	$	$
Change in other assets	276,514	340,675
Change in accrued interest	599,740	(916,132)
Change in accounts payable and accrued liabilities related to operations	(822,930)	281,355

CHANGE IN NON-CASH WORKING CAPITAL ITEMS	53,324	(294,102)

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the nine months ended September 30, 2025 (unaudited)
(Expressed in Canadian dollars)

14. CAPITAL MANAGEMENT

The Company considers capital to be equity composed of share capital, contributed surplus, and deficit.  It is the Company's objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop mineral resource properties.

The Company monitors its cash position on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives, and makes adjustments to its plans for changes in economic conditions, capital markets and the risk characteristics of the underlying assets.

To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects.  There is no assurance that these initiatives will be successful.

There was no change in the Company's approach to capital management during the period.  Western has no debt and does not pay dividends. The Company is not subject to any externally imposed capital restrictions.

15. FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. The Company has exposure to liquidity, credit, and market risk from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, certain other assets, and accounts payable and accrued liabilities.

a. Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to ensure that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in redeemable GICs, which are highly liquid investments and available to discharge obligations when they come due. The Company does not maintain a line of credit.

b. Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested.  To limit its credit risk, the Company uses a restrictive investment policy. Cash and cash equivalents and short-term investments are held with high quality financial institutions. Substantially all cash and cash equivalents and short-term investments held with financial institutions exceeds government-insured limits. We have established credit policies that seek to minimize our credit risk by entering into transactions with investment grade credit worthy and reputable financial institutions. The carrying amount of financial assets, other than marketable securities, recorded in the financial statements represents Western's maximum exposure to credit risk.

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the nine months ended September 30, 2025 (unaudited)
(Expressed in Canadian dollars)

c. Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities. The Company has no control over these fluctuations and does not hedge its investments. Marketable securities are adjusted to fair value at each balance sheet date. A 10% fluctuation in value of its publicly traded marketable securities rate would have a minimal impact on the Company's loss and comprehensive loss.

As at September 30, 2025, the carrying amounts of cash and cash equivalents, short-term investments, and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments. The fair value of the marketable securities is determined by reference to published price quotations in an active market (classified as level 1 in the fair value hierarchy).

d. Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's financial assets and liabilities are not exposed to interest rate risk due to their short-term nature and maturity. Cash and equivalents and short-term investments are subject to fixed interest rates. The Company is not subject to interest rate risk.